July 1, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-165717

Dear Mr. Owings:

On behalf of the Registrant, this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 22, 2010 (the “Comment Letter”) regarding the second amendment to above-referenced Registration Statement of the Registrant filed with the Commission on June 8, 2010 (“Amendment No. 2”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter. In addition, following the responses to the comments contained in the Comment Letter, we have included below, on behalf of the Registrant, responses to certain comments contained in the Staff’s letters dated April 23, 2010 and May 6, 2010, which have not previously been addressed by the Registrant.

Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition…page 39

Recent Developments, page 43

SEC Comment

1.	We note your response to comment seven from our letter dated May 28, 2010. We note that you hired 20 staff from FundQuest to assist you in the ongoing administration of existing and new FundQuest customers. Further, you state that as a result, you expect an increase in your compensation and benefits expense in the future. Please disclose how much of a change you expect to your compensation and benefits expense as a result of your increased staff.

July 1, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44.

Our Customers, page 76

SEC Comment

2.	We note your response to comment 12 from our letter dated May 28, 2010. Please discuss what “other steps” you would take to attempt to mitigate the effects of losing Fidelity as a customer and how you would “reallocate costs.” Finally, please briefly discuss your ability to readily replace this customer with one or more other customers.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 to clarify that the Registrant will attempt to reduce, rather than reallocate, costs in order to mitigate the effects of the loss of Fidelity as a customer. In addition, the Registrant has added disclosure describing the “other steps” that it could attempt to take to reduce costs.

The Registrant is continuously entering into discussions with new and prospective customers relating to arrangements to provide varying levels of technology platform services. As such, though the Registrant would be eager to enter into new customer contracts to offset or partially offset the loss of any significant customer, the loss of Fidelity as a customer would not result in any change to the Registrant’s ordinary course marketing, sales and business development activities.

Incentive Compensation Program, page 91

SEC Comment

3.	We note your response to bullet points three and four to comment 16 from our letter dated May 28, 2010. We also note that your 2009 Grants of Plan-Based Awards table that your named executive officers could earn threshold, target and maximum payouts under this program. Please expand your discussion to better to describe how you determine the amount of their threshold, target and maximum payouts and how you determine if a named executive officer’s performance results in a threshold, target or maximum payout under the plan and how you arrived at the amounts that were ultimately awarded.

July 1, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. In response to earlier Staff comments, the Registrant made substantial changes to its disclosure, principally on pages 91-93 of Amendment No. 2, to clarify the process and substance relating to its incentive compensation program and equity awards. This revised disclosure did not include a discussion of threshold, target or maximum payouts because no specific awards are made under the Registrant’s incentive compensation program in which such measures were or are considered by the Registrant’s Chief Executive Officer, Compensation Committee of the Board of Directors or any other relevant person or decision-maker. However, as the Staff notes, the Registrant failed to update the 2009 Grants of Plan-Based Awards table to remove the references to profit sharing payments, including the references to the threshold, target and maximum payouts, so that the table would correspond to the discussion that was added on pages 91-93 of Amendment No. 2. Because no such specific future-looking awards were made and no such payout amounts were considered, the Registrant has revised the 2009 Grants of Plan-Based Awards table to remove the references to profit sharing payments and the threshold, target and maximum payouts. See p. 93.

In addition, the Registrant has revised the 2009 Summary Compensation table by renaming the column in which payments under the Registrant’s Profit Sharing Program are disclosed to refer to “Bonus” payments rather than “Non-Equity Incentive Plan Compensation” payments. The Registrant has made this change because, though the overall amount of profit sharing distributions is determined by reference to the Registrant’s performance, the individual payments made under the Registrant’s Profit Sharing Program are completely discretionary and are not linked to the financial performance of the Registrant (or any of its affiliates), the Registrant’s stock price or any other performance measure. Since the amount of any payment under the Profit Sharing Program is discretionary the Registrant believes that payments under the Profit Sharing Program should be characterized, pursuant to SEC rules and for purposes of the 2009 Summary Compensation table, as bonus payments rather than payments under an incentive plan. See p. 95.

Financial Statements for the Year Ended December 31, 2009

Consolidated Balance Sheets, page F-3

SEC Comment

4.	We note your presentation of pro forma stockholder’s equity on the face of your balance sheet. As this disclosure is intended to convey the changes in your capitalization that will occur at the closing of your offering, and your most recent balance sheet provides the best estimate of your equity accounts at the time of closing, it does not appear meaningful to present this information for any period other than the most recent balance sheet date. Please revise accordingly.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has removed the pro forma information on Page F-3.

July 1, 2010

Consolidated Statements of Operations, page F-4

SEC Comment

5.	We have reviewed your responses to comment 91 in our letter dated April 23, 2010 and comment 26 in our letter dated May 28, 2010, along with the related revisions to your filing. As these revisions resulted in material changes to the net income attributable to common shareholders and the related income per share for 2007 and 2008, it is unclear to us why you have not presented these revisions as corrections of an error resulting in a restatement of your earnings per share. In this regard, we would expect you to indicate on the face of your consolidated statements of operations that your earnings per share for 2007 and 2008 have been restated, and we would expect similar disclosure of the restatement in your summary financial data and selected financial data. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC 250-10-50 to support your current presentation. Additionally, please tell us how your auditors considered referring to the restatement of your earnings per share within their audit opinion and dual-dating their report.

Answer

The Registrant respectfully acknowledges the Staff’s comment. In connection with its response to comment 91 in the letter from the Staff dated April 23, 2010 and comment 26 in the letter from the Staff dated May 28, 2010, the Registrant considered whether the changes in net income attributable to common shareholders and the related income per share for 2007 and 2008 were corrections of an error resulting in a restatement of its earnings per share. This consideration involved a review of quantitative and qualitative factors relating to the materiality of the changes, including available SEC guidance, the fact that the 2007 and 2008 financial statements were originally issued as “private company” financial statements, the fact that the changes had no effect on diluted income per share, the more important measure of the Registrant’s two net income per share disclosures in light of the significant number of outstanding dilutive securities, and the fact that the amendments to the Registration Statement were not and have not been used for the purpose of marketing the Registrant’s common stock in the proposed offering. Following a review of these and other factors, the Registrant concluded that the changes in net income attributable to common shareholders and the related basic income per share for 2007 and 2008 were not material and did not result in a restatement.

The Registrant’s auditors considered the factors reviewed by the Registrant and concluded that it was not necessary for their audit opinion to refer to a restatement. Accordingly, the Registrant’s auditors concluded that they were not required to dual date their audit report.

Notwithstanding the foregoing, the Registrant understands that determinations relating to materiality are subjective in nature and the factors that are considered in making such determinations are subject to differing interpretations. As such, in accordance with ASC 250-10-50, the Registrant has presented its financial statements for 2007 and 2008 as restated in Amendment No. 3.

July 1, 2010

In light of the restatement, the Registrant’s auditors included the restatement language in their report, but have not dual dated their report as there were no subsequent events as contemplated in AU Sections 560 and 561 that occurred which would require dual dating.

The Registrant has revised pages 10, 37, F-4 and F-28 to reflect the restatement.

In light of the SEC’s guidance included in Division of Corporation Finance, Current Accounting and Disclosure Issues, dated August 31, 2001, which states that “…financial statements and audit report highlighting and explaining the restatements must appear in the final prospectus, or in a prospectus that is re-circulated prior to the final prospectus,” the Registrant intends to remove the restatement language in the Registrant’s forthcoming Amendment No. 4 to the Registration Statement on the basis that Amendment No. 3 constitutes a re-circulated prospectus relative to Amendment No. 2.

*        *        *

SEC Comment Letter dated April 23, 2010

General

SEC Comment

5.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Answer

The Registrant respectfully acknowledges the Staff’s comment and has included artwork in the inside cover page of the prospectus included in Amendment No. 3.

Executive Compensation, page 77

SEC Comment

44.	It does not appear that you have included any disclosure based upon Item 402(s) of Regulation S-K regarding your compensation policies and practices related to your risk management practices and your risk-taking incentives. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

July 1, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. At its meeting on June 22, 2010, the Compensation Committee of the Registrant’s Board of Directors discussed the extent to which risks arising from the Registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Registrant. Based upon its review and the related discussion, which included, among other matters, review and discussion of the matters included in Item 402(s) of Regulation S-K, the Compensation Committee determined that the Registrant’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Registrant. Accordingly, the Registrant concluded that disclosure based upon Item 401(s) of Regulation S-K was not required to be included in the Registration Statement.

Principal and Selling Stockholders, page 88

SEC Comment

66.	Please describe the manner in which the selling stockholders obtained their shares. Please provide this information for each selling stockholder in your table.

July 1, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. The selling stockholders obtained their shares either (i) as consideration in connection with the acquisition of a company in which the selling stockholders held an equity interest, (ii) in connection with capital raising transactions in which the Registrant issued shares of convertible preferred stock, which will convert into shares of common stock when the Registration Statement is declared effective, or (iii) in connection with the exercise of options to acquire shares of common stock issued under the Registrant’s 2004 Stock Incentive Plan. In the case of (i) and (ii) above, the securities were offered and sold by the Registrant pursuant to Section 4(2) and Regulation D under the Securities Act. In the case of (iii) above, the options and shares of common stock were issued under Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules, page II-3

(a) Exhibits, page II-3

SEC Comment

94.	Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Answer

The Registrant respectfully acknowledges the Staff’s comment. The Registrant has included most of the required exhibits in Amendments No. 1, No. 2 and No. 3 and will file the remaining required exhibits with the Commission before requesting that the Registration Statement be declared effective. To facilitate the Staff’s review, we have attached as Annex A to this letter a draft of the opinion required by Item 601(5) of Regulation S-K.

*        *        *

SEC Comment Letter dated May 6, 2010

Executive Compensation, page 83

SEC Comment

14.	We note your response to comment 44 in our letter dated April 23, 2010. In that response, you state that you are “in the process of determining whether or not such disclosure is necessary.” Please confirm that you will make this determination, and include the related disclosure, as appropriate, in your document before requesting effectiveness.

Answer

Please see the Registrant’s response, included above, to comment 44 contained in the Staff’s April 23, 2010 letter.

July 1, 2010

*        *        *

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2587.

Sincerely,

/s/ Diego A. Rotsztain
Diego A. Rotsztain

cc:	Shelly O’Brien, Envestnet, Inc.

Edward S. Best, Esq.

Annex A

Form of Exhibit 5.1 Mayer Brown Opinion

Exhibit 5.1

Form of Mayer Brown Opinion

Mayer Brown LLP
1675 Broadway
New York, New York 10019-5820

July , 2010	Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Envestnet, Inc.

35 East Wacker Drive

Suite 2400

Chicago, Illinois 60601

Ladies and Gentlemen:

We have acted as counsel to Envestnet, Inc., a Delaware corporation (the “Company”), in connection with the registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 26, 2010 (File No. 333-165717), as amended (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the registration of              shares of common stock of the Company, par value $0.005 per share (the “Shares”), of which up to              shares (including up to              shares issuable upon exercise of an over-allotment option granted by the Company) will be offered and may be sold by the Company (the “Primary Shares”) and up to              shares will be offered and may be sold by certain stockholders (the “Selling Stockholders”) of the Company (the “Secondary Shares”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related prospectus (the “Prospectus”), other than as expressly stated herein.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

We are opining herein as to General Corporation Law of the State of Delaware, and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, as of the date hereof:

1.        When (a) the Company files its Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (such time, the “Effective Time”), a form of which has been filed as Exhibit 3.1 to the Registration Statement, (b) the price at which the Shares are to be sold has been approved by or on behalf of the Board of Directors of the Company and (c) the Primary Shares have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the purchasers, and have been issued by the Company against payment therefor in the circumstances contemplated by the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement, the issue and sale of

July     , 2010

the Primary Shares will have been duly authorized by all necessary corporate action of the Company, and the Primary Shares will be validly issued, fully paid and nonassessable.

2.        At the Effective Time, and subject to the conversion of each share of each series of the Company’s preferred stock that is outstanding immediately prior to this offering into shares of the Company’s common stock, pursuant to the Company’s Fifth Amended and Restated Certificate of Incorporation, the Secondary Shares will have been duly authorized by all necessary corporate action of the Company, and the Secondary Shares will be validly issued, fully paid and nonassessable.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,